UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2026

024-12389
(Commission File Number)

ENERGEA PORTFOLIO 4 USA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Page ii

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

  our ability to effectively deploy the proceeds raised from this Offering;

  ability to attract and retain Investors on the Platform;

  risks associated with breaches of our data security;

  public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

  climate change and natural disasters that could adversely affect our Projects and our business;

  changes in economic conditions generally and the renewable energy and securities markets specifically;

  limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects and Loans;

  our failure to obtain necessary outside financing;

  risks associated with derivatives or hedging activity;

  intense competition in U.S. renewable energy markets that may limit our ability to attract or retain Customers (as defined below);

  defaults under Supporting Contracts (see Summary of Supporting Contracts in the Offering Circular);

  increased interest rates and/or operating costs;

  the risk associated with potential breach or expiration of a ground lease, if any;

  our failure to successfully construct, interconnect, operate or maintain the Projects;

  inability of a Borrower to make payments on a Loan;

  the failure of Projects and Loans to yield anticipated results;

---
  exposure to liability relating to environmental and health and safety matters;

  our level of debt and the terms and limitations imposed on us by our debt agreements;

  our General Partner's ability to retain executive officers and other key personnel;

  the ability of our General Partner to source, originate and service our Projects and Loans;

  the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

  regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

  changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or Borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

  our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our General Partner; and

  changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, those named above and those named under Risk Factors, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Our Business

Energea Portfolio 4 USA LP (the "Company") is a limited partnership organized under the laws of Delaware. The Company has elected to be taxed as a "C" corporation for United States federal and state income tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner").

The Company was created to invest in the acquisition, development, and operations of energy infrastructure investments in the United States (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers (we collectively refer to offtakers of electricity and environmental commodities as "Customers") who purchase the power or the environmental commodities under long-term contracts. The Company may also lend money to Development Companies (which we collectively refer to as "Borrowers") and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

To date, the Projects and Loans have produced a stable and predictable stream of cash flow from Customers and Borrowers. As the Company earns revenue, it uses the revenue to pay for operating expenses (see Our Operating Expenses in the Offering Circular) and distributes the remaining cash to the holders of our Class A Investor Shares (our "Investors"), our Reg D Investors (as such term is defined herein and together with the Investors, the "Limited Partners") and the holders of our Common Shares (which is currently the General Partner). See Company Operations and Other Matters in the Offering Circular ..

Projects are currently owned by special-purpose entities (each, a "SPE"). Each SPE is organized as a U.S. limited liability company. Generally speaking, under U.S. law, the assets and liabilities of different legal entities are distinct. Thus, the liabilities of a Project held in one SPE should not affect the assets of another Project held in a different SPE.

Description of Property

To date, the Company owns the following Projects and has issued the following Loans:

Projects Acquired and Owned

As of the date of this Semi-Annual Report, the Company holds 5 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Memo" for the Investment Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested**	Memo
West School	Energea West School LLC	240 kW	$507,689	$507,689	Link
Waltham	Energea Waltham LLC	466 kW	$882,109	$882,109	Link
Fresno Airport	Energea Fresno LLC	1.8 MW	$2,760,930	$2,760,930	Link
Redwood Valley	Energea Redwood LLC	95 kW	$75,020*	$19,119	Link
Sandlot	Energea Sandlot LLC	600 kW	$416,139	$416,139	Link
Total			$4,641,887	$4,585,986
*Estimated cost for Redwood Valley assumes a complete project refurbishment in 2028.
**As of June 30, 2026

Loans Issued

As of the date of this Semi-Annual Report, the Company has issued one (1) Loan. The table below lists the total amount the Company has lent to each Borrower and the maximum loan amount. Please refer to the links in the column labeled "Memo" for the Investment Memorandum which gives in-depth information regarding each Loan such as Borrower information, loan structure and security, development strategy and key partnerships, financial overview, governance and compliance, risk assessment and mitigation, and expected impact.

Borrower Name	Closing Date	Maximum Loan Amount	Amount Lent*	Memo
CT Solar One LLC	12/31/25	$5,000,000	$3,728,315	Link
*As of June 30, 2026

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see Caution Regarding Forward-Looking Statements and Risk Factors in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

  Indicators of impairment - Consider whether indicators of impairment are present

  Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

  Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The Company follows ASC 606 guidelines for Project revenue recognition. To apply this principle, the standard establishes five key steps:

  Step 1: Identify the contract with the Customer

  Step 2: Specify performance obligations

  Step 3: Establish transaction price

  Step 4: Allocate transaction price to performance obligations

  Step 5: Recognize revenue

Project revenue is recognized when or as control of the promised goods or services is transferred to Customers, in an amount reflecting the consideration the Company expects to receive under the respective contracts.

Loan interest income is outside the scope of ASC 606 and is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual interest rate.

Market Outlook and Recent Trends

The U.S. energy infrastructure market is currently being shaped by two primary forces: (i) the requirement for projects to achieve "safe harbor" status by July 4, 2026, in order to preserve eligibility for ITC benefits, and (ii) a significant increase in electricity demand, including from data centers and artificial intelligence-related applications. Together, these factors are driving an accelerated development cycle across the sector and increasing the urgency to bring new generation capacity online within a defined timeframe.

The July 4, 2026, safe harbor deadline has created a near-term "build window" for eligible projects. Projects that do not meet this requirement may not qualify for ITC benefits, which are a material component of project economics. As a result, developers are prioritizing the advancement of projects that can be progressed through key milestones within this timeframe. This has led to increased competition for equipment, development resources, and capital capable of supporting projects through this accelerated timeline.

At the same time, demand for electricity is increasing, driven in part by the expansion of data centers and artificial intelligence infrastructure. This demand growth is contributing to expectations of higher forward power prices and increasing the relative value of generation capacity that can be delivered in the near term. Market participants are increasingly focused on projects that can be brought online within the current incentive framework and cost environment, as these projects may benefit from both existing tax incentives and favorable forward pricing conditions.

These dynamics have resulted in a concentration of activity around projects that are capable of achieving near-term commercial operation while maintaining eligibility for applicable incentives. Development-stage capital is being deployed to support this accelerated timeline, often in structures that allow for participation in project-level equity as development milestones are achieved. The Company believes this reflects a broader industry shift toward time-sensitive project execution, with a focus on securing and advancing assets that can be delivered within the current incentive window.

The Company's investment strategy is aligned with these market conditions, emphasizing the identification and advancement of projects that are positioned to meet applicable incentive requirements and respond to increasing demand for electricity. As the market continues to evolve, the Company expects that projects capable of achieving near-term commercial operation within the current regulatory and economic framework will represent a significant portion of investable opportunities.

Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

  Net income received from the Projects;

  Interest payments received from the Borrowers;

  Interest payments received from Company Investments;

  Net Proceeds from Capital Transactions;
    Originates from the sale or refinancing of Projects;
    Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

  Liquidated Damages from Construction Agreements;
    Penalties paid by "EPC" Contractors when Projects are delivered behind schedule;
    Liquidated Damages are not booked as revenue but are considered distributable cash flow.

Provided we have distributable cash flow, the General Partner may authorize and declare distributions after retaining any amounts it determines are appropriate for reserves, anticipated expenses, debt service, capital needs, redemptions or other purposes.

To the extent the Company has distributable cash flow but has no current or accumulated profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed.

The following table summarizes distributions paid to holders of Investor Shares for the six months ended June 30, 2026 and 2025. Total distributions represent the aggregate amounts paid to holders of each class.

Investor Distributions (1)	Six months ended June 30, 2026	Six months ended June 30, 2025 (2)
Class A Investor Shares	$257,943	$144,536
Class I Investor Shares	$102	-
Total distributions to Investor Shareholders	$258,045	$144,536
  Total distribution amounts are rounded to the nearest dollar.
  No Class I Investor Shares were outstanding during the six months ended June 30, 2025; accordingly, no distributions were paid to that class during that period.

The table includes distributions to holders of the Company's Investor Shares and excludes distributions to noncontrolling interests in consolidated subsidiaries, if any.

Additional information regarding distributions and the Company's cash flows is provided under Past Operating Results and Liquidity and Capital Resources and in the accompanying consolidated statements of changes in partners' equity and consolidated statements of cash flows.

Past Operating Results

During the six months ended June 30, 2026, the Company continued investing in improvements and equipment additions at its renewable energy facilities and expanded its lending activities.

The Company's operating results for the six months ended June 30, 2026 reflected higher total revenue, driven by loan interest income, partially offset by lower project revenue. Operating expenses increased, particularly operations and maintenance expenses, management fees, project legal expenses and depreciation. The Company reported higher operating income but lower net income compared to the corresponding period in 2025.

The following discussion should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes included in this report.

Operating Results for the Six Months Ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the Company had total assets of $9,920,896 and $7,174,149, respectively, consisting of cash and cash equivalents of $263,003 and $1,970,251, property and equipment, net of depreciation, of $4,064,003 and $4,007,652, other current assets of $280,230 and $124,377, and other non-current assets of $5,313,660 and $1,071,869, respectively. Other non-current assets consisted primarily of loans receivable, which increased from $815,114 to $5,071,975, and operating lease right-of-use assets. Total liabilities were $569,416 and $582,472, while total partners' equity, including noncontrolling interests, was $9,351,480 and $6,591,677, respectively. The increase in total assets primarily reflected additional loan advances, funded by investor capital and existing cash balances.

During the six months ended June 30, 2026, the Company capitalized approximately $167,955 of improvements and equipment additions at its renewable energy facilities, as described in Note 2 of the consolidated financial statements. Accounts payable and accrued expenses decreased from $239,573 to $47,823, while deferred revenue increased from $53,082 to $183,358. Amounts due to related entities increased from $466 to $54,267, principally relating to reimbursable operating expenses and accrued loan origination fees, as described in Note 4 of the consolidated financial statements. The decrease in accounts payable and reduced accrued expenses is related to the escrow amounts held in 2025 from a loan to CT Solar One that was later released in 2026. Deferred revenue increased due to structuring and closing fees related to loan advances on the CT Solar One loan.

For the six months ended June 30, 2026 and 2025, the Company generated total revenue of $486,671 and $337,172, respectively. The increase of $149,499 reflected loan interest income of $167,306 in 2026, compared to none in the corresponding period in 2025, partially offset by lower project revenue. Project revenue decreased from $337,172 to $319,365.

Total operating expenses were $415,962 and $277,171 for the six months ended June 30, 2026 and 2025, respectively. These consisted of portfolio operating expenses of $91,464 and $57,133 and project-level operating expenses of $324,498 and $220,038, respectively. The increase primarily reflected higher operations and maintenance expenses, which increased from $33,369 to $99,858; management fees, which increased from $23,089 to $53,667; project legal expenses, which increased from $2,869 to $21,183; and depreciation, which increased from $97,957 to $111,604. Additional information regarding property and equipment and related-party transactions is provided in Notes 2 and 4 of the consolidated financial statements.

The Company reported operating income of $70,709 for the six months ended June 30, 2026, compared to $60,001 for the corresponding period in 2025. Other income, net, decreased from $20,660 to $2,302, primarily reflecting $16,200 of interest expense in 2026, compared to none in 2025, and a decline in other interest income from $22,598 to $16,797. As a result, net income was $73,011, compared to $80,661 in the corresponding period in 2025.

During the six months ended June 30, 2026 and 2025, investor share issuances, net of issuance costs, totaled $2,950,388 and $1,205,895, respectively. Distributions, including distributions to noncontrolling interests, totaled $263,596 and $150,369, respectively. Additional investor capital and net income, partially offset by distributions, increased total partners' equity during the period. As of June 30, 2026, 9,535,129 Class A Investor Shares and 19,177 Class I Investor Shares were outstanding, compared to 6,680,210 Class A Investor Shares and no Class I Investor Shares at December 31, 2025. Additional information regarding the Company's shares is provided in Note 6 of the consolidated financial statements.

Net cash provided by operating activities was $30,776 for the six months ended June 30, 2026, compared to net cash used in operating activities of $236,926 in the corresponding period in 2025. Operating cash flows in 2026 reflected net income adjusted for depreciation and non-cash lease expense, together with increases in deferred revenue and amounts due to related entities, partially offset by increases in other current assets and reductions in accounts payable and accrued expenses. Net cash used in investing activities was $4,424,816 and $41,051, respectively. Investing activities in 2026 included additional loan advances of $4,256,861 and purchases of property and equipment of $167,955. Net cash provided by financing activities was $2,686,792 and $1,055,526, respectively, reflecting investor share proceeds, net of issuance costs and distributions. Cash and cash equivalents decreased by $1,707,248 during the six months ended June 30, 2026, as investment activity exceeded cash generated from operations and financing.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis. As of the date of this Semi-Annual Report neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects, issue new Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the General Partner and from undistributed funds from our operations.

As of June 30, 2026, the Company had $263,003 of cash and cash equivalents, compared to $1,970,251 as of December 31, 2025. The decrease primarily reflected the deployment of funds into additional loan advances, partially offset by net proceeds from investor share issuances and cash generated by operating activities. Additional information regarding loan receivables and related-party balances is provided in Notes 3 and 4 of the consolidated financial statements.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

None.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

June 30, 2026 and December 31, 2025

	6/30/26	12/31/25
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 263,003	$ 1,970,251
Other current assets	280,230	124,377
Total current assets	543,233	2,094,628

Property and equipment, net
Property and equipment	4,585,985	4,418,031
Total property and equipment	4,585,985	4,418,031
Less accumulated depreciation	(521,982)	(410,379)
Property and equipment, net	4,064,003	4,007,652

Other assets:
Loan receivable	5,071,975	815,114
Operating lease right-of-use asset	241,651	256,755
Due from related entity	34	-
Total other assets	5,313,660	1,071,869

Total assets	$ 9,920,896	$ 7,174,149

Liabilities and members'/partners' equity
Current liabilities:
Accounts payable and accrued expenses	$ 47,823	$ 239,573
Deferred revenue	183,358	53,082
Operating lease liability, current portion	6,084	5,384
Due to related entities	54,267	466
Total current liabilities	291,532	298,505

Operating lease liability, long-term portion	277,884	283,967

Total liabilities	569,416	582,472

Members'/ partners' equity	9,351,480	6,591,677

Total liabilities and members'/partners' equity	$ 9,920,896	$ 7,174,149

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Operations

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25
	Unaudited	Unaudited
Revenue
Project revenue	$ 319,365	$ 337,172
Loan interest income	167,306	-
	486,671	337,172

Projects operating expenses:
Depreciation	111,604	97,957
Accounting	3,570	3,400
Insurance	25,116	25,006
Land rental	55,126	53,338
Legal	21,183	2,869
Operations and maintenance	99,858	33,369
Other project operating expenses	8,041	4,098
Total projects operating expenses	324,498	220,038

Portfolio operating expenses:
Accounting	21,150	22,160
Management fees	53,667	23,089
Regulatory	8,290	7,470
Other general and administrative expenses	8,357	4,414
Total portfolio operating expenses	91,464	57,133

Income from operations	70,709	60,001

Other income/(expense):
Interest income	16,797	22,598
Interest expense	(16,200)	-
State tax expense	(2,050)	(1,800)
Other income/(expenses)	3,755	(139)
Total other operating income/(expense)	2,302	20,660

Net income	$ 73,011	$ 80,661

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Partners' Equity

For the Six Months Ended June 30, 2026 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Noncontrolling Interest	Accumulated Earnings/(Deficit)	Total Partners' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Partners' equity, December 31, 2025 (Audited)	1,000,000	$ -	6,680,210	$ 6,276,219	-	$ -	$ 391,603	$ (76,145)	$ 6,591,677

Issuance of investor shares, net of issuance costs of $200,476		-	2,854,919	2,930,388	19,177	20,000	-	-	2,950,388
Non-dividend distributions		-	-	(257,943)	-	(102)	(5,551)	-	(263,596)
Net income		-	-	-	-	-	-	73,011	73,011

Partners' equity, June 30, 2026 (Unaudited)	1,000,000		9,535,129	$ 8,948,664	19,177	$ 19,898	$ 386,052	$ (3,134)	$ 9,351,480

For the Six Months Ended June 30, 2025 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Noncontrolling Interest	Accumulated Earnings/(Deficit)	Total Partners' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Members' equity, December 31, 2024 (Audited)	1,000,000	$ -	4,484,663	$ 4,170,425	-	$ -	$ 403,364	$ (64,793)	$ 4,508,996

Issuance of investor shares		-	1,094,852	1,205,895	-	-	-	-	1,205,895
Non-dividend distributions		-	-	(144,536)	-	-	(5,833)	-	(150,369)
Net income		-	-	-	-	-	-	80,661	80,661

Partners' equity, June 30, 2025 (Unaudited)	1,000,000		5,579,515	$ 5,231,784	-	$ -	$ 397,531	$ 15,868	$ 5,645,183

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Cash Flows

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25

Cash flows from operating activities:
Net income	$ 73,011	$ 80,661
Depreciation	111,604	97,957
Non-cash lease expense	9,721	10,337
Changes in assets and liabilities:
Due from related entity	(34)	-
Other current assets	(155,853)	(211,087)
Accounts payable and accrued expenses	(191,750)	(214,869)
Deferred revenue	130,276	-
Due to related entities	53,801	75
Total cash flows from operating activities	30,776	(236,926)

Cash flows from investing activities:
Purchases of property and equipment	(167,955)	(41,051)
Loan receivable	(4,256,861)	-
Total cash flows from investing activities	(4,424,816)	(41,051)

Cash flows from financing activities:
Proceeds from issuance of investor shares	3,150,864	1,205,895
Investor shares issuance costs	(200,476)	-
Distributions	(263,596)	(150,369)
Total cash flows from financing activities	2,686,792	1,055,526

Net change in cash and cash equivalents	(1,707,248)	777,549

Cash at the beginning of the year	1,970,251	916,638

Cash at the end of the year	$ 263,003	$ 1,694,187

The accompanying notes are an integral part of the consolidated financial statements

Notes To Consolidated Financial Statements

June 30, 2026 and December 31, 2025

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 4 USA LP (the "Company"), formerly known as Energea Portfolio 4 USA LLC, is a Delaware entity originally formed as a limited liability company to develop, own, and manage a portfolio of renewable energy projects ("Projects") located in the United States. The Company commenced operations on March 11, 2021. Following the conversion to a limited partnership on June 10, 2025, Energea Global LLC serves as the Company's General Partner and Manager.

Effective June 10, 2025, the Company converted from a Limited Liability Company (LLC) to a Limited Partnership (LP). The conversion was undertaken to align the Company's management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, and the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure sufficient funding to develop its portfolio. Prior to the conversion to the LP, the Company's operations were funded through the issuance of membership interests, and there can be no assurance that such funding will continue to be available on terms favorable to the Company.

In 2021, the Company initiated an offering of its Class A Investor Shares (the "Prior Offering") under Regulation A of the Securities Act of 1933, as amended, to support ongoing project development. As of June 30, 2026, the Company had raised $10,298,091 in gross proceeds. After deducting issuance costs of $435,664 and cumulative investor distributions of $913,763, the remaining net Class A investor share amount was $8,948,664.

During the six months ended June 30, 2026, the Company issued Class I Investor Shares for gross proceeds of $20,000. The Company made distributions of $102 to Class I investors during the period. As of June 30, 2026, the remaining net Class I investor share amount was $19,898.

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP") applicable to interim financial information.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. The consolidated balance sheet as of December 31, 2025 has been derived from the Company's audited consolidated financial statements. These interim financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2025.

The accounting policies used in preparing these interim financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2025.

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly owned subsidiaries and controlled entities including partially owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The consolidated entities include Energea West School, LLC (formerly known as Phytoplankton Ponus Ridge Solar LLC; name changed effective May 21, 2025) and Energea Waltham, LLC (formerly known as Phytoplankton 360 Waltham Solar LLC; name changed effective May 21, 2025), Energea Fresno, LLC, Energea Redwood, LLC, and Energea Sandlot, LLC. The accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies, and all intercompany transactions, balances, income and expenses are eliminated in consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

The Company has made investments in the following consolidated entities: Energea West School, LLC (formerly known as Phytoplankton Ponus Ridge Solar LLC), Energea Waltham, LLC (formerly known as Phytoplankton 360 Waltham Solar LLC), Energea Fresno, LLC, Energea Redwood, LLC, and Energea Sandlot, LLC. The non-controlling member equity reported in the statement of changes in partners' equity represents a capital contribution made to Energea Waltham, LLC and Energea West School, LLC by another member of these entities, which is a subsidiary of Energea Global LLC, the Company's General Partner and Manager.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents.

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Capitalization and investment in Project assets

A Project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a Project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable Project include the following:
  The identification, selection and acquisition of sufficient area required for a Project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All Project costs are expensed during the development phase. Once the milestones for development are achieved, a Project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a Project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Effective January 1, 2025, the Company revised the estimated useful life of its renewable energy assets from 30 years to 20 years for depreciation purposes. This change was made to better align with the contractual terms of the Company's Power Purchase Agreements (PPAs) and prevailing industry standards. Management believes the revised depreciation period more accurately reflects the expected economic useful life of these assets. This change in estimate has been applied prospectively in accordance with ASC 250, Accounting Changes and Error Corrections.

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to it carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

In accordance with the Accounting Standards Codification (ASC 606-10-50), revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In the Company's case, the promised goods or services is the delivery of energy commodities and the electricity produced by the Projects.

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the Projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2041 through 2045, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the Projects in power purchase agreements. As of June 30, 2026, the Company expects to record $13,307,408 (unaudited) of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

The Company's Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Power Purchase Agreement, Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from Project
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Invoices reflect the period in which electricity was delivered, and revenue is recognized in that period.

Loan interest income is outside the scope of ASC 606 and is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual interest rate.

Loans Receivable and Current Expected Credit Losses

Loans receivable are stated at unpaid principal balances. Interest on loans is credited to operations based upon the principal amount outstanding on the accrual basis.

The Company issues private debt to a variety of corporate borrowers and is exposed to credit risk arising from the potential inability of these borrowers to meet their contractual obligations. The Company assesses expected credit losses ("ECL") on financial assets measured at amortized cost in accordance with ASC 326.

Credit risk is actively monitored on an ongoing basis at both the individual borrower level and the portfolio level. The Company conducts comprehensive due diligence at origination and applies a structured credit approval process. Post-origination, the creditworthiness of each borrower is reassessed quarterly based on updated financials, operational performance, covenant compliance, and macroeconomic developments.

Significant increase in credit risk is assessed based on qualitative factors (e.g., negative outlook, industry stress), quantitative metrics (e.g., leverage ratios, payment history), and borrower-specific events (e.g., covenant breaches).

ECLs are measured using a probability-weighted approach based on two key components:
  Probability of Default (PD)
  Loss Given Default (LGD)

Forward-looking macroeconomic factors are incorporated into the model, including GDP growth, interest rates, and sector-specific risks.

Loans are written off when there is no reasonable expectation of recovery, typically after all collection efforts have been exhausted and the asset has been fully impaired.

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.
Subsequent events

The Company monitored and evaluated subsequent events for the period ended June 30, 2026 through September 25, 2026, the date on which the consolidated financial statements were available to be issued.

Note 2 - Property and Equipment

Property and equipment consists primarily of renewable energy generation facilities located throughout the United States and is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

During the six months ended June 30, 2026, the Company capitalized approximately $167,955 related to improvements and equipment additions at its operating renewable energy facilities. Depreciation expense for the period totaled $111,604.

Property and equipment activity for the six months ended June 30, 2026 is summarized in the following rollforward:

	6/30/26	12/31/25

Beginning property and equipment	$ 4,418,031	$ 3,975,218
Additions	167,954	442,813
Ending property and equipment	4,585,985	4,418,031

Beginning accumulated depreciation	(410,379)	(207,828)
Depreciation expense	(111,604)	(202,551)
Ending accumulated depreciation	(521,982)	(410,379)
Property and equipment, net	$ 4,064,003	$ 4,007,652

Property and equipment, net consisted of the following as of June 30, 2026 and December 31, 2025:

Project	Entity Name	June 30, 2026	December 31, 2025
West School	Energea West School LLC	$ 385,975	$ 385,548
Waltham	Energea Waltham LLC	754,796	774,143
Fresno Airport	Energea Fresno LLC	2,506,231	2,445,651
Redwood	Energea Redwood LLC	17,658	8,726
Sandlot	Energea Sandlot LLC	399,343	393,584
Total property and equipment, net		$ 4,064,003	$ 4,007,652

Note 3 - Loans Receivables

The Company provides financing in connection with its renewable energy investment activities. As of June 30, 2026, and December 31, 2025, loan receivables totaled $5,071,975 and $815,114, respectively.

During the six months ended June 30, 2026, the Company advanced additional funds under existing loan agreements and recognized total loan interest income of $167,306, which is included in loan interest income in the accompanying consolidated statement of operations.

The Company's principal loan receivable relates to the Convertible Loan and Security Agreement with CT Solar One LLC. The loan bears interest at 13.8% per annum, is payable monthly, is secured by a first-priority pledge of the borrower's equity interests and includes conversion rights under specified conditions.

Note 4 - Related Party Transactions

The Company enters into transactions with its General Partner and other affiliated entities in the ordinary course of business.

As of June 30, 2026 and December 31, 2025, amounts payable to the General Partner totaled $54,267 and $466, respectively. These balances consisted primarily of reimbursable operating expenses paid by the General Partner on behalf of the Company and accrued loan origination fees. These amounts are included in due to related entities in the accompanying consolidated balance sheets.

Pursuant to the Limited Partnership Agreement, the Company pays the General Partner a monthly management fee. Management fees totaled $53,667 and $23,089 for the six months ended June 30, 2026 and 2025, respectively. These amounts are included in portfolio operating expenses in the accompanying consolidated statements of operations.

During the six months ended June 30, 2026 and 2025, the Company incurred $160,144 and $0, respectively, of loan origination fees payable to the General Partner in connection with advances made under the Convertible Loan and Security Agreement with CT Solar One LLC. These costs were capitalized as deferred loan origination costs. During the six months ended June 30, 2026 and 2025, the Company recognized $4,712 and $0, respectively, of amortization expense related to these costs. As of June 30, 2026 and December 31, 2025, the unamortized balance of deferred loan origination costs was $155,432 and $0, respectively.

During the six months ended June 30, 2026 and 2025, the Company incurred stock issuance costs of $200,476 and $0, respectively. Of these amounts, $194,226 and $0, respectively, represented marketing costs reimbursed to the General Partner. These costs were recorded as a reduction of partners' equity.

Note 5 - Operating Lease

The Company entered into a lease agreement for a roof area upon a renewable energy facility. Annual rental payments under the lease are $43,000, which commenced in January 2023. The lease expires 20 years after the date of commencement. Termination of the lease is generally prohibited unless there is a violation under the lease agreement. The operating lease expense for the six months ended June 30, 2026 and 2025 was $55,126 and $53,338, respectively. The discount rate used was 13.00%.

Future minimum lease payments as of June 30, 2026 are as follows:

	2027	$ 43,000
	2028	43,000
	2029	43,000
	2030	43,000
	2031	43,000
	Thereafter	473,000
Total future undiscounted lease payments		688,000
Lease interest		(404,032)
Lease liability		$ 283,968

Note 6- Partners' Equity

On June 10, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 4 USA LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of June 30, 2026, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of June 30, 2026 and December 31, 2025. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 Investor Shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A Investor Shares. As of June 30, 2026 and December 31, 2025, 9,535,129 and 6,680,210 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of June 30, 2026, 19,177 Class I Investor Shares were issued and outstanding. No Class I Investor Shares were issued or outstanding as of December 31, 2025. No Class B, Class C, or Class D Investor Shares were issued or outstanding as of June 30, 2026 or December 31, 2025.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 11, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2B to the Company's Form 1-A filed January 11, 2024).
2.3**	Authorizing Resolution of the Company dated May 28, 2026, superseding prior authorizing resolutions and amendments concerning the Class A Investor Shares.
2.4**	Certificate of Conversion from LLC to LP, filed June 10, 2025.
2.5**	Limited Partnership Agreement of Energea Portfolio 4 USA LP, dated June 10, 2025.
3.1**	Redemption Plan (incorporated by reference to the copy of thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed January 11, 2024).
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**
Solar Power Purchase Agreement between Phytoplankton Ponus Ridge Solar LLC and New Canaan Public Schools dated December 2, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4B to the Company's Form 1-A filed January 11, 2024).

6.2**
Solar Photovoltaic (PV) System Construction Agreement between Centurion Solar Energy LLC and Phytoplankton Ponus Ridge Solar LLC dated December 4, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4C to the Company's Form 1-A filed January 11, 2024).

6.3**
Operation and Maintenance Agreement between Phytoplankton Ponus Ridge Solar LLC and Plankton Asset Management LLC dated as of December 11, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4D to the Company's Form 1-A filed January 11, 2024).

6.4**
Development and Construction Management Agreement between Plankton Energy LLC and the Company dated March 31, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4E to the Company's Form 1-A filed January 11, 2024).

6.5**
Membership Interest Purchase Agreement between Plankton Energy LLC and the Company dated March 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4F to the Company's Form 1-A filed January 11, 2024).

11.1**	Consent of Independent Auditor (Whittlesey PC) dated July 20, 2026
11.2	Consent of Norton Rose Fulbright US LLP, (included in Exhibit 12.1)
12.1**	Legal opinion of Norton Rose Fulbright US LLP, including consent dated July 17, 2026
* Filed herewith
**Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 25, 2026.

Energea Portfolio 4 USA LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 25, 2026